EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	3/31/2008	3/31/2008
EARNINGS
Income Before Income Taxes	$389,430	$306,226	$375,397	$346,967	$417,149	$508,761	$210,737
Fixed Charges (as below)	126,168	130,599	125,551	149,017	173,793	176,137	44,827
Total Earnings	$515,598	$436,825	$500,948	$495,984	$590,942	$684,898	$255,564

FIXED CHARGES
Interest Expense	$106,464	$118,685	$103,352	$97,084	$127,352	$135,803	$34,382
Credit for Allowance for Borrowed Funds Used During Construction	3,904	4,814	16,399	42,733	36,641	30,534	7,995
Estimated Interest Element in Lease Rentals	15,800	7,100	5,800	9,200	9,800	9,800	2,450
Total Fixed Charges	$126,168	$130,599	$125,551	$149,017	$173,793	$176,137	$44,827

Ratio of Earnings to Fixed Charges	4.08	3.34	3.98	3.32	3.40	3.88	5.70